EXHIBIT 99.2

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-153098) of Ur-Energy Inc. of our report dated March 5, 2010  relating to the financial statements which appear in this Form 20-F /A .

/s/ PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Vancouver, Canada
January 26, 2011